FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

VULCAN POSTS SHAREHOLDER PRESENTATION DETAILING REASONS SHAREHOLDERS SHOULD REJECT MARTIN MARIETTA’S OFFER

Birmingham, Alabama, January 5, 2012 — Vulcan Materials Company (NYSE:VMC) has released an investor presentation outlining the reasons that Vulcan has recommended rejecting the Martin Marietta Materials, Inc. (NYSE: MLM) exchange offer.  As previously announced, the Vulcan Board of Directors unanimously determined that the Martin Marietta exchange offer is inadequate and not in the best interests of Vulcan and its shareholders.

The investor presentation is available at www.realaggregatesleader.com, a website established to provide information about the Company’s response to Martin Marietta’s opportunistic and inadequate offer.  In addition, the presentation may be found on Vulcan’s corporate website at www.vulcanmaterials.com.  It is also being filed with the Securities and Exchange Commission (“SEC”) and will be accessible on the SEC’s website at www.sec.gov.

The reasons outlined in the presentation for shareholders to reject the offer include the following:

Martin Marietta’s opportunistic offer substantially undervalues Vulcan.

•                  The offer seeks to exploit a severe cyclical industry downturn and 10-year low in Vulcan’s share price.

•                  The historical exchange ratio between Vulcan and Martin Marietta has exceeded the proposed ratio of 0.5x for 89% of the trading days of the 10 years preceding the announcement of the offer.1

•                  Vulcan’s peak EBITDA of $1.3 billion is more than double Martin Marietta’s historical high.

•                  Wall Street equity research analysts have predicted Vulcan’s 2011-2013 EBITDA growth rate will be more than double Martin Marietta’s (68% vs. 26%).2

•                  The premium implied by the offer (9.3%) is lower than all precedent U.S. and European transactions in the heavy building materials industry valued over $1.0 billion since 2002.3

Martin Marietta’s offer fails to compensate Vulcan shareholders for Vulcan’s stronger operating leverage and asset portfolio.

•                  Vulcan’s cash gross profit per ton for aggregates is 28% higher than Martin Marietta’s.

•                  Vulcan’s reserves are more concentrated in higher growth markets than Martin Marietta’s.  Vulcan serves 18 of the top 25 U.S. metropolitan areas ranked by projected population growth; Martin Marietta serves only nine.4

Martin Marietta’s offer would not enhance shareholder value.

1  Exchange ratio defined as Vulcan share price / Martin Marietta share price.  Comparison is for period ending December 9, 2011, the last trading day before the offer was announced.

2  IBES median estimates as of December 28, 2011.

3  Implied premium of Martin Marietta offer price compared to Vulcan’s price on December 9, 2011.  Premiums calculated as of price 1 day prior to announcement.

4  Source: Woods & Poole Economics CEDDS 2011.  Top 25 Metropolitan Statistical Areas (MSAs) are based on projected population growth from 2010 to 2020.  “Served” is defined as having an aggregates-related facility inside of the MSA boundary.

•                  Overall synergies asserted by Martin Marietta ($200-250 million) are high compared to precedent building materials transactions.

•                  As detailed in Vulcan’s 14D-9 filing, in prior discussions the companies’ CFOs jointly identified $125-150 million in savings.

•                  A significant part of the synergies are being captured by Vulcan on a stand-alone basis.  Since early 2011, Vulcan has initiated actions to lower its overhead expenses by more than $50 million.

•                  Martin Marietta underestimates the costs and risks of a combination.  Potential required divestitures would destroy value.

Vulcan believes Martin Marietta’s offer breached two binding contracts by misusing highly sensitive, non-public information provided to Martin Marietta.

* * * * *

The full basis for the Vulcan Board’s recommendation is set forth in Vulcan’s Schedule 14D-9, which was filed on December 22, 2011 with the SEC and is available on the SEC’s website at www.sec.gov.  Copies of the Schedule 14D-9 may also be obtained on www.realaggregatesleader.com; the Company’s corporate website at www.vulcanmaterials.com; or by contacting MacKenzie Partners, Inc. toll free at 1-800-322-2885 or via email at vulcan@mackenziepartners.com.

Goldman, Sachs & Co. is acting as financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Vulcan.

About Vulcan Materials Company

Vulcan Materials Company, a member of the S&P 500 index, is the nation’s largest producer of construction aggregates, a major producer of asphalt mix and concrete and a leading producer of cement in Florida.

Contact

Investor Contact:	Media Contacts:
Mark Warren	David Donaldson/ John English
(205) 298-3220	(205) 298-3220

MacKenzie Partners Inc.	Sard Verbinnen & Co
Dan Burch/ Bob Marese	Jamie Tully/ Meghan Stafford
(212) 929-5500	(212) 687-8080

ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).

INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com.

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS

In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders.  Any definitive proxy statement will be mailed to stockholders of Vulcan.  Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively.  Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.  Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings, or levels of capital expenditures.  These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,”

“intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Vulcan cautions prospective investors that forward-looking statements are not guarantees of future performance and that actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the results of the streamlining actions adopted by Vulcan will differ from those anticipated; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law.  Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Vulcan is not waiving any other defenses that may be available under applicable law.

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